Consolidated Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2005, 2004 and 2003

MANAGEMENT’S REPORT

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles.  The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility.  Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

In support of its responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.  Some of the assets and liabilities include amounts which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation.  The Audit Committee meets on a regular basis with management and the auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues.  The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval) and reviews and approves all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards, and express their opinion on the financial statements.  The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“DAVID SMITH”

JOHN SHERIDAN	DAVID SMITH
Interim President and Chief Executive Officer	Chief Financial Officer
February 7, 2006	February 7, 2006

AUDITORS’ REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Ballard Power Systems Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated deficit and cash flows for each of the years in the three-year period ended December 31, 2005.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”
Chartered Accountants

Vancouver, Canada
February 7, 2006

BALLARD POWER SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)
December 31

	2005	2004

Assets
Current assets:
Cash and cash equivalents	$148,919	$188,748
Short-term investments	84,114	51,511
Accounts receivable (notes 5 and 16)	14,666	10,266
Inventories (note 6)	13,847	13,057
Prepaid expenses and other current assets	1,409	2,396
Current assets held for sale (note 2)	—	12,271

	262,955	278,249
Property, plant and equipment (note 7)	60,045	66,846
Intangible assets (note 8)	37,588	61,916
Goodwill (note 2)	155,324	155,324
Investments (note 9)	8,852	11,914
Long-term assets held for sale (note 2)	—	79,815
Other long-term assets	110	5,107

	$524,874	$659,171

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (notes 10 and 16)	$24,655	$24,574
Deferred revenue	811	2,662
Accrued warranty liabilities	16,451	27,202
Current liabilities held for sale (note 2)	—	14,734

	41,917	69,172
Long-term liabilities (notes 11 and 12)	10,142	9,814
Long-term liabilities held for sale (note 2)	—	5,094

	52,059	84,080
Shareholders’ equity:
Share capital (note 13)	1,161,281	1,231,689
Contributed surplus (notes 2, 13(c), (g), and (h))	62,017	6,902
Accumulated deficit	(750,247)	(663,264)
Cumulative translation adjustment	(236)	(236)

	472,815	575,091

	$524,874	$659,171

Commitments, guarantees and contingencies (note 14)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ian Bourne”	“Douglas Whitehead”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Operations and Accumulated Deficit
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31

	2005	2004	2003

Revenues:
Product revenues	$37,366	$67,575	$79,828
Engineering service and other revenue	16,367	13,798	39,738

Total revenues	53,733	81,373	119,566
Cost of revenues and expenses:
Cost of product revenues	31,292	59,594	76,063
Research and product development	75,492	91,737	103,863
General and administrative	17,543	15,671	17,711
Marketing	8,012	10,028	9,454
Depreciation and amortization	26,094	40,094	46,408

Total cost of revenues and expenses	158,433	217,124	253,499

Loss before undernoted	(104,700)	(135,751)	(133,933)
Investment and other income	11,153	3,670	29,191
Loss on disposal and write-down of long-lived assets (notes 7, 8 and 9)	(7,787)	(17,678)	(13,274)
Gain (loss) on assets held for sale (note 2)	18,294	(23,051)	—
Equity in loss of associated companies	(3,738)	(2,175)	(2,067)
Minority interest	—	—	4,578
Business integration and restructuring costs	—	—	(8,838)

Loss before income taxes	(86,778)	(174,985)	(124,343)
Income taxes (note 15)	205	422	749

Net loss for the year	(86,983)	(175,407)	(125,092)
Accumulated deficit, beginning of year	(663,264)	(487,857)	(362,765)

Accumulated deficit, end of year	$(750,247)	$(663,264)	$(487,857)

Basic loss per share	$(0.73)	$(1.48)	$(1.07)

Weighted average number of common shares outstanding	119,701,260	118,461,114	117,438,962

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)
Years ended December 31

	2005	2004	2003

Cash provided by (used for):
Operating activities:
Net loss for the year	$(86,983)	$(175,407)	$(125,092)
Items not affecting cash:
Compensatory shares	5,483	5,091	7,837
Depreciation and amortization	29,234	45,313	54,421
Loss on disposal and write-down of long-lived assets	7,787	17,678	13,274
(Gain) loss on assets held for sale (note 2)	(18,294)	23,051	—
Equity in loss of associated companies	3,738	2,175	2,067
Minority interest	—	—	(4,578)
Other	(361)	(278)	(375)

	(59,396)	(82,377)	(52,446)

Changes in non-cash working capital:
Accounts receivable	(4,400)	4,175	4,252
Inventories	(790)	7,560	2,498
Prepaid expenses and other current assets	987	(75)	(174)
Accounts payable and accrued liabilities	1,351	(2,789)	(758)
Deferred revenue	(3,048)	213	54
Accrued warranty liabilities	(9,480)	1,217	1,554
Net current assets and liabilities held for sale (note 2)	(1,953)	(6,181)	2,254

	(17,333)	4,120	9,680

Cash used by operations	(76,729)	(78,257)	(42,766)

Investing activities:
Net (increase) decrease in short-term investments	(32,603)	(2,498)	90,624
Additions to property, plant and equipment	(6,613)	(7,087)	(5,714)
Additions to intangible assets	—	(411)	(557)
Proceeds on sale of long lived assets	485	529	897
Proceeds on sale of subsidiary (note 2)	21,458	—	—
Investments	(677)	(2,751)	(2,016)
Acquisition of other businesses (note 3)	—	—	(1,879)
Other long-term assets	2,689	(1,932)	(53)
Long-term liabilities	441	1,826	846

	(14,820)	(12,324)	82,148

Financing activities:
Net proceeds on issuance of share capital	50,668	1,234	1,519
Other	1,052	(4)	(35)

	51,720	1,230	1,484

(Decrease) increase in cash and cash equivalents	(39,829)	(89,351)	40,866
Cash and cash equivalents, beginning of year	188,748	278,099	237,233

Cash and cash equivalents, end of year	$148,919	$188,748	$278,099

Supplemental disclosure of cash flow information (note 17)
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	Significant accounting policies:

	(a)	Description of business:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development and manufacture of proton exchange membrane (“PEM”) fuel cells. The Corporation operates in three market segments:

		•	Automotive: PEM fuel cell products and electric drive systems for fuel cell vehicles;

		•	Power Generation: PEM fuel cell products for the residential co-generation, materials handling and back-up power markets and for power electronics; and

		•	Material Products: Carbon fiber products primarily for automotive transmissions, and gas diffusion layers (“GDL”) for PEM fuel cells.

The Corporation is based in Canada, with its head office, research and development and manufacturing facilities in Burnaby, British Columbia.  In addition, the Corporation has sales, research and development and manufacturing facilities in the United States (Dearborn, Michigan and Lowell, Massachusetts) and sales and customer service facililties in Germany (Nabern).

	(b)	Use of estimates:

The preparation of consolidated financial statements requires the Corporation’s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes thereto.  Significant areas requiring management to make estimates include inventory valuation, product warranty obligations, valuation of investments, revenue recognition and recoverability of intangibles and goodwill.  Actual results could differ from those estimates.

	(c)	Basis of presentation:

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Material measurement differences to United States GAAP are disclosed in note 19.  The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership

	2005	2004	2003

Ballard Advanced Materials Corporation	77.5%	77.5%	77.5%
Ballard Generation Systems Inc. (note 3)	100.0%	100.0%	100.0%
Ballard GmbH	100.0%	n/a	n/a
Ballard Material Products Inc.	100.0%	100.0%	100.0%
Ballard Power Corporation	100.0%	100.0%	100.0%
Ballard Power Systems AG (note 2)	—	50.1%	50.1%
Ballard Power Systems Corporation	100.0%	100.0%	100.0%

All significant intercompany balances and transactions have been eliminated.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	Significant accounting policies (cont’d):

	(d)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.  Interest earned and any market value losses are recognized immediately in the statement of operations.

	(e)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards.  The resulting changes in the net future tax asset or liability are included in income.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date.  Future income tax assets are evaluated and if realization is not considered to be “more likely than not,” a valuation allowance is provided.

	(f)	Investments:

Short-term investments, all of which are categorized as available-for-sale, are carried at the lower of cost and quoted market value.

Investments in shares of companies over which the Corporation has the ability to exercise significant influence are accounted for by the equity method.  Investments in companies where significant influence does not exist are carried at cost.

	(g)	Inventories:

Inventories are recorded at the lower of cost and net realizable value.  Costs of materials are determined on an average per unit basis.  The cost of work-in-progress and finished goods inventories include materials, labour and production overhead. In establishing the amount of inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

	(h)	Property, plant and equipment:

Property, plant and equipment are initially recorded at cost and are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	Significant accounting policies (cont’d):

Building	30 to 39 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	5 to 15 years

(i)	Intangible assets:

Fuel cell technology, system and subsystem technology, in-process research and development and trade names acquired from third parties by the Corporation are recorded at cost and amortized using the straight-line method over their estimated useful lives of 5 to 15 years.  Intangible assets are tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to cover its carrying value.

(j)	Goodwill:

The excess of the purchase price of businesses acquired over the fair values assigned to identifiable assets acquired and liabilities assumed is recognized as goodwill in the Corporation’s consolidated financial statements and is assigned to reporting units of a market segment.

Goodwill is not subject to amortization but tested for impairment on an annual basis and the excess of the carrying value amount over the fair value of goodwill is charged to earnings.  At year end, the Corporation tested for goodwill impairment in each of the reporting units using a discounted cash flow methodology and determined that there was no impairment of goodwill.

(k)	Revenue recognition:

The Corporation recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue from products is recognized when title passes to the customer and all revenue recognition criteria specified above is met.  Revenue from engineering services is recognized as services are rendered and predefined milestones are achieved or on the percentage of completion method of accounting. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element. Revenue from long-term fixed price service contracts is determined under the percentage-of-completion method where revenues are recognized on a pro-rata basis in the relation that contract costs incurred have to total contract costs.  Unbilled revenue (included in accounts receivable) represents revenue earned in excess of amounts billed on uncompleted contracts.  Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	Significant accounting policies (cont’d):

	(l)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets or credited against the related expense incurred in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits.  Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

	(m)	Research and product development expenditures:

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for deferral as set forth under Canadian GAAP.

	(n)	Patents and license agreements:

Costs incurred in establishing and acquiring patents and license agreements are expensed in the period incurred or acquired.

	(o)	Accrued warranty liabilities:

A provision for warranty costs is recorded on product sales at the time of shipment.  In establishing the accrued warranty liability, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

	(p)	Asset retirement obligations:

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value.  These include assets leased under operating leases.  The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

	(q)	Employee future benefit plans:

The Corporation has a defined benefit pension plan covering employees in the United States.  In addition, the Corporation provides other retirement benefits for certain employees in the United States.  The benefits are based on years of service and the employee’s compensation level.  The Corporation accrues its obligations under employee benefit plans and the related costs, net of plan assets.  The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.  For the purpose of calculating the expected rate of return of plan assets, those assets have been valued at fair value.  The excess

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	Significant accounting policies (cont’d):

of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. Any increase in the projected benefit obligation resulting from amendments affecting prior service is amortized on a straight-line basis over the remaining service period of active plan participants who are expected to receive benefits under the plan on the date the amendment is first recognized.  To the extent that the liability is not covered by assets of the plan nor reflected in the accrued pension cost, there is a transition asset or obligation to be recognized over a specified period in accordance with an amortization schedule.

	(r)	Translation of foreign currencies:

The measurement currency of the Corporation is the U.S. dollar.  Transactions in foreign currencies are translated at the exchange rate in effect at the transaction date.  Monetary assets and liabilities denominated in other than the measurement currency are translated at the exchange rates in effect at the balance sheet date.  The resulting exchange gains and losses are recognized in earnings.

During 2004, the Corporation adopted the fair value method of accounting for forward foreign exchange contracts, and as such, records the fair value of such contracts on the balance sheet and recognizes the changes in the fair values as gains or losses in the period.

	(s)	Share-based compensation plans:

Effective January 1, 2003, the Corporation adopted the fair-value based method of accounting for stock-based compensation, on a prospective basis, for all awards of shares and stock options granted on or after January 1, 2003.  The resulting compensation expense is charged to net income over the vesting period whereby the compensation expense is recognized when services are received with a corresponding increase to contributed surplus.  Prior to 2003, options granted to employees and directors were accounted for using the intrinsic value method of accounting for stock-based compensation.  Accordingly, no compensation expense was recognized for such grants of options as the exercise price was equal to the market price of the stock on the date of grant.

The Corporation issues shares and share options under its share-based compensation plans as described in note 13.  Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

	(t)	Loss per share:

Basic loss per share is computed using the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been calculated as the effects of outstanding stock-based compensation arrangements would be anti-dilutive.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

1.	Significant accounting policies (cont’d):

(u) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.

2.	Assets held for sale:

On August 31, 2005, the Corporation completed the sale of its interest in its German subsidiary, Ballard Power Systems AG (“BPSAG”), to DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”).  Under the terms of the Acquisition Agreement:

•

DaimlerChrysler and Ford acquired the Corporation’s 50.1% interest in BPSAG. In exchange, DaimlerChrysler and Ford returned to the Corporation an aggregate of 9.0 million of its common shares owned by them, valued at $73,800,000, based on the average quoted market price of the common shares around the July 8, 2004 announcement date of $8.20 per share.  These shares were then cancelled.  The return and cancellation of shares was recorded as a decrease in share capital of $93,076,000 at the historical weighted average share price and an increase in contributed surplus of $19,276,000.

•

The existing forward sale agreement, which committed the Corporation to purchase the remaining 49.9% interest in BPSAG from DaimlerChrysler, in exchange for the issuance of approximately 7.6 million of its common shares to DaimlerChrysler, was cancelled on August 31, 2005. As a result, BPSAG is now wholly-owned by DaimlerChrysler and Ford.

•

The Corporation was reimbursed for BPSAG’s net operating expenses incurred between August 1, 2004 and the closing date of the transaction. This payment, net of other purchase price adjustments, was $29,328,000 and has been included as part of the gain recorded during the period.

• The Corporation received a royalty-free license to use all existing vehicular fuel cell support systems intellectual property owned by BPSAG for non-vehicular applications.

•

The Corporation released Ford from any future obligations under the Third Alliance Agreement relating to electric drives for internal combustion/battery hybrid vehicles in exchange for the return to the Corporation of approximately 3.0 million of its common shares owned by Ford valued at $12,500,000. The return and cancellation of shares was recorded as a decrease in share capital of $31,086,000 at the historical weighted average share price and an increase in contributed surplus of $31,086,000, as it was a non-monetary related party transaction.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

2.	Assets held for sale (cont’d):

•

The Corporation assigned to DaimlerChrysler certain service obligations of the Corporation under contracts for the supply and service of fuel cell bus engines for demonstration programs in China and Australia for consideration of $1,413,000.

During 2004, the Corporation recorded an estimated loss of $23,051,000 on the sale of BPSAG. This loss resulted from writing down the goodwill of BPSAG to the estimated proceeds to be received.  Due to the longer than expected time required to complete the sale and the resultant reimbursement of BPSAG’s net operating expenses as set out above, a gain of $18,294,000 was recorded resulting in a net loss (2004 and 2005) on the sale of BPSAG of $4,757,000.  On closing, the Corporation ceased to consolidate the results of BPSAG.  The net proceeds on disposal were $95,841,000, which included the return to the Corporation of 9.0 million of its common shares that were held by DaimlerChrysler and Ford, valued at $73,800,000, the receipt of cash for purchase price adjustments of $29,328,000 and partly offset by $7,287,000 of disposal costs.

Proceeds on disposal	$73,800
Purchase price adjustments	29,328
Disposal costs	(7,287)

Net proceeds	95,841
Net investment in BPSAG as of August 31, 2005	77,547

Net gain on disposal	$18,294

          At December 31, 2004 included in the assets and liabilities held for sale were:

2004

Accounts receivable	$4,564
Inventories	7,588
Prepaid expenses	119

Current assets held for sale	$12,271

Property, plant and equipment	$10,466
Intangible assets	27,416
Goodwill	41,933

Long-term assets held for sale	$79,815

Accounts payable and accrued liabilities	$10,459
Deferred revenue	94
Accrued warranty liabilities	4,181

Current liabilities held for sale	$14,734

Long-term liabilities held for sale	$5,094

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

3.	Business acquisitions:

	(a)	Acquisition of Ballard Generation Systems Inc. (“BGS”):

On May 2, 2003, the Corporation completed the purchase of FirstEnergy Corp.’s (formerly GPU International, Inc.) 13.2% interest in BGS.  The purchase price was $30,586,000, including $30,386,000 funded through the issuance of 1,366,063 common shares of the Corporation and $200,000 of transaction costs.  The value of each common share issued of $22.24 was based on the average quoted market price of the Corporation’s common shares around the announcement date of the acquisition, being August 23, 2001.  The acquisition of the minority interest has been accounted for by the purchase method effective May 2, 2003, the date of closing.  Of the purchase price, $13,088,000 has been allocated to intangible assets and $17,350,000 has been allocated to goodwill.  Upon completion of the transaction, the Corporation owned 100% of BGS.

	(b)	Acquisition of AirGen ™ Assets:

On June 5, 2003, the Corporation purchased Coleman Powermate, Inc.’s AirGen ™ fuel cell generator net assets for cash of $1,573,000, plus acquisition costs of $106,000.  The costs of acquisition were allocated to the assets and liabilities acquired as follows:

Inventories	$983
Property, plant and equipment	419
Intangible assets	379

1,781
Current liabilities	(102)

Purchase price	$1,679

4.	Business integration and restructuring costs:

During 2003, the Corporation recorded $4,247,000 in restructuring expenses, of which nil remained in liabilities as of December 31, 2005 (2004 - $445,000).  Restructuring costs related to severance and other compensation payments, facility closure costs, asset write-downs and other expenditures.

5.	Accounts Receivable:

	2005	2004

Trade receivables	$14,314	$9,491
Other	352	775

	$14,666	$10,266

6.	Inventories:

	2005	2004

Materials	$8,872	$6,652
Work-in-progress	2,557	4,515
Finished goods	2,418	1,890

	$13,847	$13,057

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

7.	Property, plant and equipment:

2005	Cost	Accumulated depreciation	Net book value

Land	$4,803	$—	$4,803
Building	13,037	3,510	9,527
Computer equipment	19,557	14,744	4,813
Furniture and fixtures	5,325	4,462	863
Leasehold improvements	16,077	6,253	9,824
Production and test equipment	71,775	41,560	30,215

	$130,574	$70,529	$60,045

2004	Cost	Accumulated depreciation	Net book value

Land	$4,803	$—	$4,803
Building	13,037	2,921	10,116
Computer equipment	18,358	12,749	5,609
Furniture and fixtures	5,298	4,183	1,115
Leasehold improvements	16,499	5,266	11,233
Production and test equipment	72,852	38,882	33,970

	$130,847	$64,001	$66,846

8.	Intangible assets:

2005	Cost	Accumulated depreciation	Net book value

Fuel cell technology	$41,869	$20,659	$21,210
System and subsystem technology	47,189	32,277	14,912
In-process research and development	7,500	6,125	1,375
Trade names	497	406	91

	$97,055	$59,467	$37,588

2004	Cost	Accumulated depreciation	Net book value

Fuel cell technology	$41,869	$17,753	$24,116
System and subsystem technology	73,662	38,928	34,734
In-process research and development	7,500	4,625	2,875
Trade names	497	306	191

	$123,528	$61,612	$61,916

In 2005, the Corporation recorded a write-down of intangible assets of $6,177,000 (2004 - $13,247,000) as it was determined that the carrying value of the intellectual property related to the Corporation’s EcostarTM power converter products was not  supported by management’s estimates of discounted cash flows related to these products.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

8.	Intangible assets (cont’d):

The Corporation protects the intellectual property which it develops by appropriate filings for patents in Canada, the United States and other countries.  In 2005, legal expenditures related to such filings of $1,983,000 (2004 - $2,659,000; 2003  - $2,605,000) are included in research and product development expense.

9.	Investments:

Investments are comprised of the following:

	2005		2004

	Amount	Percentage ownership	Amount	Percentage ownership

ALSTOM Ballard GmbH	—	—	—	49.0%
EBARA BALLARD Corporation	(2,454)	49.0%	741	49.0%
QuestAir Technologies Inc.	3,919	7.4%	3,919	7.4%
nGimat Co.	—	2.9%	—	2.9%
Advanced Energy Technology Inc.	5,104	2.5%	5,104	2.5%
Chrysalix Energy Limited Partnership	2,283	15.0%	2,150	15.0%

	$8,852		$11,914

ALSTOM Ballard GmbH (“ALSTOM Ballard”) was accounted for using the equity method as the Corporation had the ability to exercise significant influence over the company.  The Corporation’s investment in ALSTOM Ballard was drawn down by the Corporation’s share of equity losses recognized.  In December 2005, the Corporation sold its ownership interest to the majority shareholder of ALSTOM Ballard for proceeds of  $31,000.

EBARA BALLARD Corporation (“EBARA BALLARD”) is accounted for using the equity method.  During 2005, the Corporation made an additional investment of $5,760,000 (2004 - $1,656,000) in EBARA BALLARD, representing the Corporation’s proportionate share of financing by EBARA BALLARD’s shareholders.  The Corporation is committed to fund a total of $25,275,000 from 2006 to 2008.  In addition, the Corporation granted a license to certain intellectual property and manufacturing rights for consideration, net of withholding taxes, of $21,240,000 of which $5,310,000 was received in 2005.  This related party transaction will be recorded against the investment in EBARA BALLARD.

QuestAir Technologies Inc. (“QuestAir”) is carried at cost as the Corporation does not have the ability to assert significant influence over the company. During 2004 and 2003, a write-down of $2,503,000 and $5,319,000, respectively, was recorded to reflect other than temporary impairments in the carrying value of QuestAir.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

9.	Investments (cont’d):

nGimat Co. (formerly MicroCoating Technologies, Inc.) is carried at cost.  During 2003, the Corporation reassessed the valuation of its investment in nGimat.  Due to uncertainty surrounding nGimat’s ability to raise additional capital and continue as a going concern, the full amount of the investment of $7,335,000 was written-down.

In June 2001, the Corporation entered into a development and collaboration agreement with Advanced Energy Technology Inc. (“Advanced Energy”) that included the Corporation acquiring a 2.5% ownership interest.  Advanced Energy is carried at cost.

Chrysalix Energy Limited Partnership  (“Chrysalix”) is carried at cost.  During 2005, the Corporation made an additional investment of $133,000 (2004 - $1,095,000) and the Corporation is committed to fund a total of $1,553,000 from 2006 to 2010.

10.	Accounts payable and accrued liabilities:

	2005	2004

Trade accounts payable	$5,940	$5,171
Other liabilities	8,296	8,734
Compensation payable	10,381	10,542
Taxes payable	38	127

	$24,655	$24,574

11.	Long-term liabilities:

	2005	2004

Deferred revenue	$3,760	$4,008
Employee future benefit plans (note 12)	4,344	3,985
Asset retirement obligation	2,038	1,821

	$10,142	$9,814

In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 12% per annum.  The total undiscounted amount of the estimated cash flows required to settle the obligation is $5,266,000 as at December 31, 2005.  The obligations will be settled at the end of the term of each of the operating leases, which extend up to 14 years into the future.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

12.	Employee future benefit plans:

The Corporation maintains a defined benefit pension plan covering employees in the United States.  The benefits under the pension plan are based on years of service and salary levels.  Certain employees are also eligible for post-retirement healthcare, life insurance and other benefits.  The measurement date used to determine pension and other post-retirement benefit measures for the pension plan and the post-retirement benefit plan is December 31 of each year.  The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005.

Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

	2005		2004

Defined benefit plan obligations	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$12,888	$2,427	$10,189	$1,920
Current service cost	962	314	1,021	261
Interest cost	630	207	586	114
Benefits paid	(49)	—	(137)	—
Actuarial losses	280	1,363	728	132
Foreign exchange rate changes	(612)	—	416	—
Plan amendments	296	—	85	—
Settlements	(5,517)	—	—	—

Balance, end of year	$8,878	$4,311	$12,888	$2,427

	2005		2004

Defined benefit plan assets	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Balance, beginning of year	$4,857	$—	$3,883	$—
Actual return on plan assets	546	—	176	—
Employer’s contributions	1,450	—	963	—
Benefits paid	(120)	—	(229)	—
Foreign exchange rate changes	(139)	—	64	—
Settlements	(1,181)	—	—	—

Balance, end of year	$5,413	$—	$4,857	$—

          The plan assets for the funded pension plans consist of:

	2005	2004

Asset Category:
Equity securities	73%	58%
Debt securities	27%	41%
Real estate	0%	1%

Total	100%	100%

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

12.	Employee future benefit plans (cont’d):

	2005		2004

Reconciliation of the funded status of the benefit plans	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Fair value of plan assets	$5,413	$—	$4,857	$—
Accrued benefit obligation	8,878	4,311	12,888	2,427

Funded status – deficit	(3,465)	(4,311)	(8,031)	(2,427)
Unamortized net actuarial loss	1,768	1,545	1,924	260

Accrued benefit asset (liability)	$(1,697)	$(2,766)	$(6,107)	$(2,167)

The accrued benefit liability as at December 31, 2005, included as part of long-term liabilities, is $1,706,000 (2004 - $1,818,000) for pension plans, and $2,638,000 (2004 - $2,167,000) for the other benefit plans.  Included in long-term liabilities held for sale is an accrued benefit liability of nil (2004 - $4,289,000) relating to the pension plan for BPSAG.  For the year ended December 31, 2005, $1,660,000 (2004 - $1,482,000) of defined benefit cost was recorded for the pension obligations and $470,000 (2004 - $375,000) was recorded for other benefit plans in the consolidated statement of operations. The elements of the defined benefit costs recognized for the years ended December 31, 2005 and 2004 are:

	2005		2004

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Current service cost	$962	$314	$1,021	$261
Interest cost	630	207	586	114
Actual return on plan assets	(546)	—	(176)	—
Actuarial losses	280	—	728	—

Elements of employee future benefit costs before adjustments	$1,326	$521	$2,159	$375

Adjustments to recognize the long-term nature of employee future benefit costs:
Differences between expected and actual return on plan assets for year	222	—	(98)	—
Difference between actuarial loss recognized for year and actuarial loss on accrued benefit obligation for year	(269)	—	(724)	—
Amortization of transition obligation	296	—	85	—
Amortization of loss	76	77	60	—

Defined benefit costs recognized	$1,651	$598	$1,482	$375

Total cash payments for employee future benefits for the year ended December 31, 2005, consisting of cash contributed by the Corporation to its funded pension plans was $1,450,000 (2004 - $963,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

12.	Employee future benefit plans (cont’d):

The significant actuarial assumptions adopted in measuring benefit obligations at December 31, 2005 and 2004 were as follows:

	2005		2004

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rate	5.5%	5.8%	5.0 – 5.8%	6.0%
Rate of compensation increase	3.4%	3.0 – 7.0%	3.0 – 3.5%	3.0 – 7.0%

The significant actuarial assumptions adopted in determining net cost for the years ended December 31, 2005 and 2004 were as follows:

	2005		2004

	Pension plans	Other benefit plans	Pension plans	Other benefit plans

Discount rates	5.5%	5.5%	5.0 – 6.0%	5.8%
Expected long-term rate of return on plan assets	7.0%	n/a	3.5 – 7.5%	n/a
Rate of compensation increase	3.4%	3.0 – 7.0%	3.0 – 3.5%	3.0 – 7.0%

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2005 and 2004 were as follows:

	2005	2004

Initial medical health care cost trend rate	12.0%	9.0%
Initial dental health care cost trend rate	7.0%	6.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2015	2011
Year that the dental rate reaches the rate it is assumed to remain at	2009	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  A one-percentage-point change in assumed health care cost trend rates would have the following effects for the years ended December 31, 2005 and 2004:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

12.	Employee future benefit plans (cont’d):

	2005	2004

Effect on total service cost and interest cost components for the year:
- One-percentage point increase	$112	$84
- One-percentage point decrease	$(88)	$(65)
Effect on accumulated post-retirement benefit obligation at year end:
- One-percentage point increase	$863	$499
- One-percentage point decrease	$(684)	$(390)

13.	Share capital:

(a)	Authorized:

Unlimited number of common shares, voting, without par value.
Unlimited number of preferred shares, issuable in series, 1 Class A and 1 Class B share, convertible, redeemable and non-voting.

(b)	Issued:

	2005		2004		2003

	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Common shares:
Balance, beginning of year	118,778,844	$1,231,689	118,187,877	$1,227,079	115,789,374	$1,187,127
Issued for cash (net of issue costs)	5,461,723	50,668	—	—	—	—
Issued on acquisition of other businesses	—	—	—	—	1,366,063	30,386
Issued for intellectual property	—	—	—	—	221,356	2,403
Cancelled upon disposition of assets held for sale (note 2)	(12,005,892)	(124,162)	—	—	—	—
Options exercised	—	—	204,617	1,234	312,117	1,519
Share distribution plan (notes 13(d), (g))	515,438	3,086	386,350	3,376	498,967	5,644

Balance, end of year	112,750,113	1,161,281	118,778,844	1,231,689	118,187,877	1,227,079

Class A share:
Balance, beginning and end of year	1	—	1	—	1	—
Class B share:
Balance, beginning and end of year	1	—	1	—	1	—

Total shares, end of year	112,750,115	$1,161,281	118,778,846	$1,231,689	118,187,879	$1,227,079

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	Share capital (cont’d):

	(c)	Share option plans:

The Corporation currently has options outstanding from four share option plans.  All directors, officers and employees of the Corporation and its subsidiaries are eligible to participate in the share option plans, although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient.  Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

		(i)	2002 Share Option Plan:

At December 31, 2005, options to purchase 1,293,187 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $6.20 and $24.91 per common share.  Options to purchase an additional 2,706,206 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

		(ii)	2000 Share Option Plan:

At December 31, 2005, options to purchase 2,257,968 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $12.59 and $164.68 per common share.  Options to purchase an additional 3,730,832 common shares may be granted in future years under this plan.  All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  Options to purchase 338,500 common shares vest and may be exercised in the third year after granting.  Options to purchase 95,000 common shares vest and may be exercised in the fourth year after granting.  Of the remaining options, one-third vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

		(iii)	1997 Share Option Plan:

At December 31, 2005, options to purchase 1,351,200 common shares were outstanding.  These options, when vested under the terms of the plan, are exercisable at prices ranging between $6.49 and $164.68 per common share.  Options to purchase an additional 1,595,544 common shares may be granted in future years under this plan.  All options have a term of ten years from the date of grant unless otherwise determined by the board of directors.  One-third of the options vest and may be exercised at the beginning of each of the second, third and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	Share capital (cont’d):

	(iv)	1995 Share Option Plan:

At December 31, 2005, options to purchase 55,421 common shares were outstanding and exercisable at prices ranging between $6.36 and $10.14 per common share.  Options to purchase an additional 201,295 common shares may be granted in future years under this plan. All options have a term of ten years from the date of grant.  One-third of the options vest and may be exercised at the beginning of each of the first, second and third years after granting.

Share options:

	Options for common shares	Weighted average exercise price

Balance, December 31, 2002	8,172,343	$40.98
Options granted	1,343,517	10.95
Options exercised	(312,117)	5.31
Options cancelled	(1,918,953)	53.72

Balance, December 31, 2003	7,284,790	42.01
Options granted	532,152	11.21
Options exercised	(204,617)	6.18
Options cancelled	(1,073,958)	45.22

Balance, December 31, 2004	6,538,367	42.97
Options granted	779,250	6.48
Options cancelled	(2,359,841)	40.78

Balance, December 31, 2005	4,957,776	$39.83

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2005:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$ 6.20 - $ 10.00	828,896	8.3	$7.22	149,804	$9.46
10.41 – 15.70	896,125	7.6	12.32	493,233	12.58
21.23 – 32.59	1,412,205	5.4	25.41	1,412,205	25.41
33.88 – 45.67	713,275	4.8	36.83	713,275	36.83
56.61 – 75.91	593,375	5.2	61.28	593,375	61.28
99.07 – 164.68	513,900	4.3	159.40	513,900	159.40

	4,957,776	6.1	$39.83	3,875,792	$48.52

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	Share capital (cont’d):

As outlined in note 1(s), effective January 1, 2003, the Corporation adopted, on a prospective basis, the fair-value based method for recording employee and director share option grants. During 2005, compensation expense of $3,253,000 (2004 - $3,296,000; 2003 - $2,668,000) was recorded in net income as a result of fair value accounting for share options granted after the adoption of the fair-value method. The share options granted during the year had a weighted average fair value of $3.95 (2004 - $6.72; 2003 - $7.27) and vesting periods of three years.

Pro-forma disclosure is required to reflect the impact on the Corporation if it had elected to adopt the fair value method of accounting from inception of the standard, being January 1, 2002.  If computed fair values of the options had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	2005	2004	2003

Net loss	$86,983	$175,407	$125,092
Compensation charge related to options granted	6,195	16,515	16,477

Pro-forma net loss	$93,178	$191,922	$141,569

Pro-forma basic loss per share	$0.78	$1.62	$1.21

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2005	2004	2003	2002

Expected life	7 years	7 years	7 years	7 years
Expected dividends	Nil	Nil	Nil	Nil
Expected volatility	60%	63%	75%	74%
Risk-free interest rate	4%	4%	5%	5%

(d)	Share distribution plans:

The Corporation has share distribution plans that permit the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and encourage future contribution to the Corporation.  At December 31, 2005, there were 1,604,897 shares available to be issued under these plans.

Compensation expense of $3,036,000 was charged against income during the year ended December 31, 2005 (2004 - $1,389,000; 2003 - $5,120,000) for shares distributed and to be distributed under the plans.

(e)	Option exchange plan:

The BGS share exchange plan was amended to an option exchange plan during 2003.  Before the amendment, under the plan, holders of BGS options automatically exchanged shares of BGS acquired on the exercise of BGS options for a specified number of common shares of the Corporation.  The amended exchange plan replaces the BGS options with options to purchase common shares of the Corporation.  As at December 31, 2005, options to purchase 52,045 common shares of the Corporation were outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

13.	Share capital (cont’d):

	(f)	Class A and Class B shares:

(i) Class A share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by DaimlerChrysler.

(ii) Class B share:

This share is convertible, redeemable and non-voting except for the right to elect a number of directors based on the common shareholdings of the Corporation held by Ford.

	(g)	Deferred Share Units:

During 2003, the Corporation approved deferred share unit (“DSU”) plans for the board of directors and executives.  Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs.  Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation.  Shares will be issued from the Corporation’s share distribution plans.  As at December 31, 2005, 111,964 DSUs were issued and outstanding, and $381,000 (2004 - $406,000; 2003 - $49,000) of compensation expense was recorded.

	(h)	Restricted Share Units:

During 2004, the Corporation approved a restricted share unit (“RSU”) plan for employees.  The RSUs vest after three years from the date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria.

Each RSU is convertible into one common share.  Shares will be issued from the Corporation’s share distribution plans.  As at December 31, 2005, 260,441 RSUs were issued and outstanding and $505,000 (2004 – nil; 2003 - nil) of compensation expense was recorded.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

14.	Commitments, guarantees and contingencies:

At December 31, 2005, the Corporation is committed to payments under operating leases as follows:

2006	$2,325
2007	2,338
2008	2,217
2009	2,053
2010	1,626
Thereafter	15,085

Total minimum lease payments	$25,644

The Corporation has agreed to pay royalties in respect of sales of fuel cell-based stationary power products under two development programs with certain Canadian government agencies.  The total combined royalty is limited in any year to 4% of revenue from such products.  Under the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, the royalty is at a rate of 4% commencing in 1998 to a maximum equal to the original amount of the government contributions of $9,179,000 (CDN$10,702,000).  Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) entered into during 1997, as at December 31, 2005, the Corporation has agreed to pay a 4% royalty on future revenue from fuel cell based stationary power products up to $32,875,000 (CDN$38,329,000) in exchange for a contribution of $25,182,000 (CDN$29,360,000) representing 32% of costs incurred in the development and demonstration of a 250 kW natural gas PEM stationary power generator.  The TPC royalty on fuel cell-based stationary power products becomes payable commencing at the later of:

(a) January 1, 2001; and

(b) the earlier of:

(i) January 1 of the year the Corporation reports a net profit after tax in its audited financial statements; and

(ii) five years following the commencement of sales of fuel cell-based stationary power products.

During 2005, the Corporation made payments of nil (2004 - $1,802,000;  CDN$2,320,000) to TPC, representing 32% of the proceeds on disposition of equipment originally acquired as part of the 250 kW natural gas PEM stationary power generator demonstration.  These amounts reduce the total amount payable.

The Corporation has issued a letter of credit in the amount of $1,194,000 (2004 - $1,157,000) related to a lease agreement for premises.

At December 31, 2005, the Corporation has outstanding commitments aggregating up to a maximum of $664,000 (2004 - $5,093,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments in EBARA BALLARD and Chrysalix (note 9).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

15.	Income taxes:

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for manufacturing and processing companies.  The principal factors causing the difference are as follows:

	2005	2004	2003

Loss before income taxes	$(86,778)	$(174,985)	$(124,343)

Expected tax recovery at 34.9% (2004–35.6%; 2003–35.6%)	$(30,259)	$(62,295)	$(44,266)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital loss	30,124	—	1,711
Non-deductible expenses	953	1,009	972
Investment tax credits earned	(17,176)	(6,975)	(35,219)
Non-deductible minority interest	—	—	(1,630)
Financing costs of other years	(99)	(1,765)	(1,337)
Foreign tax rate differences	(701)	(1,513)	(1,922)
Gain (loss) on assets held for sale	(6,383)	8,206	—
Losses and other deductions for which no benefit has been recorded	23,541	63,333	81,691

Income tax expense	—	—	—
Large corporations tax	205	422	749

Income taxes	$205	$422	$749

The Corporation has available to carry forward the following as at December 31:

	2005	2004

Canadian scientific research expenditures	$479,686	$392,791
Canadian losses from operations	20,138	54,916
Canadian capital losses	180,212	7,168
Canadian investment tax credits	140,250	120,507
German losses from operations for corporate tax purposes	704	437,960
German losses from operations for trade tax purposes	—	274,010
U.S. federal losses from operations	104,132	95,333
U.S. capital losses	90,524	—

The Canadian scientific research expenditures and capital losses may be carried forward indefinitely.  The German losses from operations may be used to offset future taxable income in Germany for corporate tax and trade tax purposes and may be carried forward indefinitely.  The U.S. losses from operations may be used to offset future U.S. taxable income and expire over the period from 2009 to 2025.  The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2008 to 2015.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2007	$282
2008	2,643
2009	10,443
2010	16,907
2011	29,565
2012	26,894
2013	26,989
2014	12,663
2015	13,864

$140,250

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

15.	Income taxes (cont’d):

The following sets forth the tax effect of temporary differences that give rise to future income tax assets and liabilities:

	2005	2004(1)

Future income tax assets:
Scientific research expenditures	$163,669	$139,833
Investment in associated companies	3,803	5,692
Accrued warranty liabilities	5,966	11,413
Share issuance costs	99	194
Losses from operations carried forward	45,224	201,120
Capital losses	66,954	1,276
Investment tax credits	105,620	89,641
Non-deductible accounting allowances	1,189	4,607
Property, plant and equipment and intangible assets	21,928	(6,499)

Total future income tax assets	414,452	447,277
Less valuation allowance:
- Canada	(339,397)	(286,691)
- U.S.	(74,869)	(23,869)
- Germany	(186)	(136,717)

Net future income taxes	$—	$—

(1)	Certain of the prior years’ amounts have been restated to include British Columbia investment tax credits.

16.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates, and the Corporation’s equity accounted investees.  The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties which are in accordance with normal trade practices.

	2005	2004

Balances with related parties:
Accounts receivable	$10,982	$8,700
Accounts payable	1,198	1,333

	2005	2004	2003

Transactions during the year with related parties:
Revenues from products, engineering services and other	$32,890	$46,898	$78,322
Purchases	792	1,759	1,800
Contract research and development expenditures	268	768	1,227

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

16.	Related party transactions (cont’d):

In 2005, the Corporation completed the sale of its interest in BPSAG to DaimlerChrysler and Ford (note 2) and in addition to transactions in the normal course of business, granted a license to EBARA BALLARD (note 9).

In 2004, the Corporation acquired intellectual property from DaimlerChrysler for cash consideration of $388,000 and accrued costs of $1,116,000.  In 2003, the Corporation acquired $2,403,000 of intellectual property from DaimlerChrysler in exchange for 221,356 common shares of the Corporation.

17.	Supplemental disclosure of cash flow information:

	2005	2004	2003

Income taxes paid	$145	$289	$147
Non-cash financing and investing activities:
Compensatory shares	$2,510	$3,526	$5,549
Accrued disposition costs (note 2)	2,341	—	—
Shares cancelled from disposition of assets held for sale (note 2)	73,800	—	—
Shares cancelled upon release of Ford from certain future obligations (note 2)	12,500	—	—
Issuance of common shares on acquisition of other businesses (note 3)	—	—	30,386
Issuance of common shares for intellectual property (note 16)	—	—	2,403
Acquired intellectual property accrued in other liabilities (note 16)	—	1,116	—

18.	Segmented financial information:

The Corporation’s business operates in three market segments: Automotive, Power Generation and Material Products.  The Corporation designs, develops and manufactures PEM fuel cell products and electric drive systems for the Automotive market segment.  The Corporation designs, develops and manufactures PEM fuel cell products and power electronics for the Power Generation market segment. The Corporation’s Material Products segment designs, develops and manufactures fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion layer materials for the PEM fuel cell industry.

Segment revenues and segment loss represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product revenues and expenses for which management is held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts  include  expenses  for  research  and  product development, marketing and

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

18.	Segmented financial information (cont’d):

general and administrative, which apply generally across all segments and are reviewed separately by senior management.  A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments. Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

	2005	2004	2003

Total revenues
Automotive	$33,319	$63,965	$102,816
Power Generation	8,715	4,432	3,406
Material Products	11,699	12,976	13,344

	$53,733	$81,373	$119,566

Segment loss for the year(1)
Automotive	$(10,191)	$(16,988)	$(3,727)
Power Generation	(892)	(13,993)	(14,962)
Material Products	(1,254)	(177)	(862)

Total	(12,337)	(31,158)	(19,551)
Corporate amounts
Research and product development	(40,714)	(38,800)	(40,809)
General and administrative	(17,543)	(15,671)	(17,711)
Marketing	(8,012)	(10,028)	(9,454)
Depreciation and amortization	(26,094)	(40,094)	(46,408)
Investment and other income	11,153	3,670	29,191
Loss on disposal and write-down of long-lived assets	(7,787)	(17,678)	(13,274)
Gain (loss) on assets held for sale	18,294	(23,051)	—
Equity in loss of associated companies	(3,738)	(2,175)	(2,067)
Minority interest	—	—	4,578
Business integration and restructuring costs	—	—	(8,838)

Loss before income taxes	$(86,778)	$(174,985)	$(124,343)

(1)	Research and product development costs directly related to segments are included in segment income (loss) for the year.

In 2005, revenues from the Automotive segment included sales to two customers that exceeded 10% of total revenue in the amounts of $14,808,000 and $10,734,000.  Revenues for the Material Products segment included sales to one customer of $8,380,000.

In 2004, revenues from the Automotive segment included sales to two customers that exceeded 10% of total revenue in the amounts of $36,795,000 and $8,507,000.  Revenues for the Material Products segment included sales to one customer of $8,999,000.

In 2003, revenues from the Automotive segment included sales to two customers that exceeded 10% of total revenue in the amounts of $48,745,000 and $27,788,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

18.	Segmented financial information (cont’d):

Revenues and capital asset information by geographic area, as at and for the years ended December 31, is as follows:

	2005		2004		2003

	Revenues	Property, plant and equipment and goodwill	Revenues	Property, plant and equipment and goodwill(1)	Revenues	Property, plant and equipment and goodwill(1)

Canada	$371	$88,495	$369	$92,518	$350	$93,960
U.S.	31,364	126,706	33,774	129,652	40,148	132,119
Japan	6,806	—	10,414	—	16,649	—
Germany	13,853	168	28,354	52,399	57,589	79,914
Other countries	1,339	—	8,462	—	4,830	—

	$53,733	$215,369	$81,373	$274,569	$119,566	$305,993

(1)	Including assets held for sale

Revenues are attributed to countries based on customer location.

19.	Differences between Canadian and United States accounting principles and practices:

These consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (“U.S. GAAP”).

(a)

Prior to the acquisition of BPSAG, under Canadian GAAP, the Corporation’s carrying value of its investment in BPSAG included the value of intellectual property transferred to BPSAG.  Under U.S. GAAP, this intellectual property is not recorded by BPSAG.

In 2001, the Corporation increased its ownership in BPSAG to 50.1% and commenced consolidating BPSAG instead of recording the investment under the equity method.  As a result of the difference in accounting for intellectual property discussed above, under U.S. GAAP the amount of intellectual property and minority interest recognized on the acquisition of BPSAG decreased and goodwill increased as compared to the amounts recorded under Canadian GAAP.  Accordingly, under U.S. GAAP, the amount of amortization of intangible assets was decreased.  In 2002, losses of BPSAG exceeded the minority interest under U.S. GAAP and the excess was recorded as an additional loss.

In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of this difference under U.S. GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	Differences between Canadian and United States accounting principles and practices (cont’d):

(b)

Under Canadian GAAP, in-process research and development is amortized over its remaining useful life, which has been estimated as five years.  Under U.S. GAAP, in-process research and development is written off immediately if it does not have any other alternative uses.  Given the immediate write-off of the in-process research and development, there is no future income tax liability recorded for the amount.  In 2005, as a result of the sale of the Corporation’s interest in BPSAG, the gain on assets held for sale reflects the cumulative effect of this U.S. GAAP difference as it is related to the in-process research and development of BPSAG.

(c)

Under Canadian GAAP, the adoption of the U.S. dollar in 2001 as the presentation and measurement currency was implemented by translating all prior year financial statement amounts at the foreign exchange rate on December 31, 2001.  Under U.S. GAAP, a change in presentation and measurement currency is implemented retroactively, such that prior period financial statements are translated under the current rate method using foreign exchange rates in effect on those dates.  As a result, there is a difference in the share capital, additional paid-in capital, accumulated deficit and accumulated other comprehensive income amounts under U.S. GAAP as compared to Canadian GAAP.

(d)

Under Canadian GAAP, the Corporation has accounted for funding received in prior years under the TPC agreement in accordance with specific pronouncements on accounting for government assistance by reducing research and product development expenses, cost of revenues, inventory and capital assets by the amount of the funding received. Under U.S. GAAP, there are no authoritative accounting standards addressing the various types of government assistance programs.  Since the TPC funding combines the characteristics of a grant with some characteristics of a debt instrument, the Corporation has recorded the entire funding as long-term debt under U.S. GAAP.  In addition, the U.S. GAAP liability is a Canadian dollar denominated liability and, as a result, foreign exchange gains and losses are incurred.

(e)

Under Canadian GAAP, the Corporation is required to account for gains and losses on the issuance of shares by a subsidiary or other entity which the Corporation accounts for on an equity basis, as a component of income.  Under U.S. GAAP, the effect of such dilution gains are recorded in equity, as an increase in paid-in capital rather than as income.

(f)

Prior to 2002, under Canadian GAAP, no compensation expense was recorded for employee share option plans under the intrinsic value method.  On June 13, 2000, the shareholders approved the BGS share exchange plan (note 13(e)). The plan was accounted for as a variable option plan under U.S. GAAP.  Prior to the  Corporation’s  100%  acquisition  of  BGS  in 2003 (note 3), minority interest

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	Differences between Canadian and United States accounting principles and practices (cont’d):

under U.S. GAAP included the minority interest’s percentage share of compensation expense under variable plan accounting.  The balance of the purchase price allocated to goodwill from the acquisition of the minority interest in BGS reflects this difference under U.S. GAAP.

(g)

Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value.  Under U.S. GAAP, the short-term investments are classified as available-for-sale and are carried at fair market value.  Unrealized holding gains and losses related to the short-term instruments are reflected as a separate component of shareholders’ equity.

(h)

Prior to 2004, under Canadian GAAP, forward exchange contracts were designated and accounted for as hedges, and gains or losses were deferred.  Under U.S. GAAP, the contracts did not qualify as hedges and therefore were carried at fair market value, with any gains or losses recorded in net loss.

(i)

Under Canadian GAAP, the adoption of Section 3110 Asset Retirement Obligations requires retroactive restatement of prior periods.  Under U.S. GAAP, the change in accounting principle results in a charge to net income for the cumulative effect in the year of initial adoption.

(j)

Under Canadian GAAP, investments where no significant influence exists are accounted for using the cost method.  Under U.S. GAAP, investments in limited partnerships such as Chrysalix are accounted for using the equity method.

	(k)	Under U.S. GAAP, no sub-total would be provided in the operating section of the consolidated statement of cash flows.

Under U.S. GAAP, these differences would have been reported in the consolidated balance sheets, consolidated statements of operations and accumulated deficit, consolidated statements of cash flows and consolidated statements of shareholders’ equity as follows:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated balance sheets:

	2005			2004

	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP

Current assets:
Cash and cash equivalents	$148,919	$—	$148,919	$188,748	$—	$188,748
Short-term investments (g)	84,114	—	84,114	51,511	120	51,631
Accounts receivable	14,666	—	14,666	10,266	—	10,266
Inventories	13,847	—	13,847	13,057	—	13,057
Prepaid expenses	1,409	—	1,409	2,396	—	2,396
Current assets held for sale	—	—	—	12,271	—	12,271

	262,955	—	262,955	278,249	120	278,369
Property, plant and equipment	60,045	—	60,045	66,846	—	66,846
Intangible assets (b)	37,588	(1,375)	36,213	61,916	(2,875)	59,041
Goodwill (f)	155,324	490	155,814	155,324	490	155,814
Investments (j)	8,852	(397)	8,455	11,914	(258)	11,656
Long-term assets held for sale (a)(b)	—	—	—	79,815	(17,564)	62,251
Other long-term assets	110	—	110	5,107	—	5,107

	$524,874	$(1,282)	$523,592	$659,171	$(20,087)	$639,084

Current liabilities:
Accounts payable and accrued liabilities	$24,655	$—	$24,655	$24,574	$—	$24,574
Deferred revenue	811	—	811	2,662	—	2,662
Accrued warranty liabilities	16,451	—	16,451	27,202	—	27,202
Current liabilities held for sale	—	—	—	14,734	—	14,734

	41,917	—	41,917	69,172	—	69,172
Long-term liabilities (d)	10,142	36,304	46,446	9,814	35,619	45,433
Long-term liabilities held for sale	—	—	—	5,094	—	5,094

	52,059	36,304	88,363	84,080	35,619	119,699
Shareholders’ equity:
Share capital (c)	1,161,281	119,583	1,280,864	1,231,689	119,583	1,351,272
Additional paid-in capital (c)(e)	62,017	86,929	148,946	6,902	86,929	93,831
Accumulated deficit	(750,247)	(168,459)	(918,706)	(663,264)	(189,844)	(853,108)
Accumulated other comprehensive income (c)(g)	(236)	(75,639)	(75,875)	(236)	(72,374)	(72,610)

Shareholders’ equity	472,815	(37,586)	435,229	575,091	(55,706)	519,385

	$524,874	$(1,282)	$523,592	$659,171	$(20,087)	$639,084

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of operations:

	2005	2004	2003

Loss under Canadian GAAP	$(86,983)	$(175,407)	$(125,092)
Research and development (d)	469	3,033	1,950
Depreciation (d)	—	—	(1,467)
Amortization of intangible assets (a)(b)	1,500	6,010	10,518
Minority interest (a)(f)	—	—	(4,364)
Gain on assets held for sale (a)(b)(c)	20,709	—	—
Foreign exchange (loss) gain (d)(h)	(1,154)	(2,663)	(8,372)
Equity loss (j)	(139)	(130)	(128)
Cumulative effect of change in accounting principle (i)	—	—	(665)

Net loss under U.S. GAAP	(65,598)	(169,157)	(127,620)
Other comprehensive income:
Change in unrealized holding gains arising during the year (g)	(120)	(204)	(1,535)
Cumulative translation adjustment (c)	(3,145)	—	—

Comprehensive loss in accordance with U.S. GAAP	$(68,863)	$(169,361)	$(129,155)
Basic and diluted loss per share, U.S. GAAP	$(0.55)	$(1.43)	$(1.09)

In 2003, loss per share due to the cumulative effect of change in accounting principle (i) was $0.01. Net loss per share prior to the cumulative effect of change in accounting principle was $1.08.

Consolidated statements of cash flows:

	2005	2004	2003

Cash used for operating activities under Canadian GAAP and U.S. GAAP (k)	$(76,729)	$(78,257)	$(42,766)

Cash used in investing activities under Canadian GAAP and U.S. GAAP	$(14,820)	$(12,324)	$82,148

Cash provided by financing activities under Canadian GAAP and U.S. GAAP	$51,720	$1,230	$1,484

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)
Years ended December 31, 2005, 2004 and 2003

19.	Differences between Canadian and United States accounting principles and practices (cont’d):

Consolidated statements of shareholders’ equity:

	Share capital	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholder’s equity

Balance, December 31, 2002	1,306,710	86,929	(556,331)	(70,871)	766,437

Net Loss	—	—	(127,620)	—	(127,620)
Change in unrealized holding gains arising during the year	—	—	—	(1,535)	(1,535)
Issuance of common shares on acquisition of other businesses	30,386	—	—	—	30,386
Issuance of common shares for intellectual property	2,403	—	—	—	2,403
Options exercised	1,519	—	—	—	1,519
Share distribution plan	5,644	2,717	—	—	8,361

Balance, December 31, 2003	1,346,662	89,646	(683,951)	(72,406)	679,951

Net Loss	—	—	(169,157)	—	(169,157)
Change in unrealized holding gains arising during the year	—	—	—	(204)	(204)
Options exercised	1,234	—	—	—	1,234
Share distribution plan	3,376	4,185	—	—	7,561

Balance, December 31, 2004	$1,351,272	$93,831	$(853,108)	$(72,610)	$519,385

Net Loss	—	—	(65,598)	—	(65,598)
Change in unrealized holding gains arising during the year	—	—	—	(120)	(120)
Cumulative translation adjustment	—	—	—	(3,145)	(3,145)
Issuance of common shares for cash (net of issue costs)	50,668	—	—	—	50,668
Cancellation of common shares upon disposition of assets held for sale	(124,162)	50,362	—	—	(73,800)
Share distribution plan	3,086	3,701	—	—	6,787
Other	—	1,052	—	—	1,052

Balance, December 31, 2005	$1,280,864	$148,946	$(918,706)	$(75,875)	$435,229

20.	Financial instruments:

At December 31, 2005 and 2004, the fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.  Short-term investments have a fair value of $84,114,000 as at December 31, 2005 (2004 - $51,632,000).  The fair value of investments accounted on the cost basis is not practical to determine because not all of the investments are publicly traded.

Periodically, the Corporation enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  At December 31, 2005, the Corporation had no forward foreign exchange contracts outstanding.